April 28, 2011

Mr. James Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street NE

Washington, D.C.  20549

RE:  File Number 001-02189

Dear Mr. Rosenberg:

In reply to your letter of March 31, 2011, we have enclosed our response in the attachment to this letter.  As indicated in the attachment, we will submit our response to comment 2 by May 6, 2011.

As per your request, Abbott acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Abbott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas C. Freyman
Executive Vice President, Finance and Chief Financial Officer

Enclosure

Abbott Laboratories

Form 10-K for Fiscal Year ended December 31, 2010

Filed February 18, 2011

File No. 001-02189

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sales, page 33

1.               In order to better understand the connection between your product rights including licenses and patents and the revenues that are generated as a result of these rights, as well as to assess the potential for impairment, please provide us a break out of revenues by product or the level disclosed in your earnings press releases, the name or description of the related product rights including licenses and patents, the value assigned, and the expiration date(s) of the product rights in a format to be included in your future periodic filings.

Response:

While we believe that our discussion of sales meets the requirements of Item 303 of Regulation S-K, we will add in our results of operations discussion in MD&A a break out of revenues by product at the level disclosed in our earnings releases for each reportable segment included in the sales discussion. (Our MD&A focuses on each reportable segment as specified by Item 303(a).)  For our 2010 10-K this would have included the following for the Pharmaceutical Products segment:

(Dollars in Millions)

	2010
Product	Revenues	% Change
HUMIRA	6,548	19.3
TRILIPIX/Tricor	1,582	18.3
Kaletra	1,255	(8.1)
Niaspan	927	8.4
Lupron	748	(6.5)
Synthroid	555	10.6

With respect to the other information requested above, we respectfully submit that our current disclosures are appropriate and that no additional disclosure is required.  Such information will not further achieve Item 303’s key objectives for the MD&A section, which are to help the reader better understand the results of the registrant’s operations and its financial condition as well as to identify trends, uncertainties and events that are reasonably likely to materially affect the business.

The additional information requested on the product rights associated with various product revenues will also not be meaningful and potentially may be confusing to an investor.  If we provide the data only for the select products listed in our earnings release, the intangible values will not be comparable across products given that some products were internally developed and intangibles were acquired at different stages of the products’ life cycles.  If we provide the data by individual product intangible, the data would be voluminous given that the $12.2 billion of intangible assets at

December 31, 2010 covers hundreds of individual products and each individual product intangible accounts for less than 5% of the $12.2 billion balance.

We believe that the discussion of our intangibles in the Critical Accounting Policies section of our MD&A as well as in the notes to our financial statements provides investors the information (e.g. amount of amortization expense and any significant impairments) required to understand how our intangibles impacted our results and financial condition in the period.  We identify and assess significant future trends and events through a discussion of any significant patent and license expirations as well as any generic competition expected over the next 3 years (see last paragraph on page 34 of our 2010 10-K).

Given that the estimated useful life for each intangible asset already takes into account patent and license expirations, additional information on patent and license expiration dates also will not provide useful information for assessing the potential for impairment.  The potential impairment of various products, especially those in the medical device areas, may be driven more by the introduction of new products and technological advances by our competitors (which is discussed in the Risk Factors section) than by the expiration of a patent.  If we were to become aware of events, such as the introduction of new products by our competitors, that were reasonably likely to materially impair the carrying value of our intangibles in the foreseeable future, we would address that risk in our MD&A.

Research and Development Programs, page 38

2.               In order to help us evaluate your disclosure about your research and development activities, please provide us the following information:

•                  The description of research and development process for each of your segments including whether an approval is required by the FDA;

•                  Research and development expenses incurred during 2010 and 2009 by segment;

•                  For those projects that require an FDA approval, quantify the number of projects that were in preclinical phase, Phase 1, Phase 2, and Phase 3 of the clinical development and those for which a NDA was filed as of December 31, 2010;

•                  For each segment requiring FDA approval, the breakout of research and development expense incurred during 2010, if practicable, by development phase (i.e. preclinical, phase 1, phase 2, phase 3) and by therapeutic class;

•                  For those late phase development projects (i.e. Phase 3 projects) listed here, indicate the month and the year that it entered that phase;

•                  For those late phase development projects (i.e. Phase 3 projects) listed here, identify the significant patents associated with the project and their expiration date; and

•                  Tell us about any late stage projects that are not listed here and the reason not listed.

Response:

Abbott will provide a response to this comment by May 6, 2011.

Financial Condition, page 43

3.               The effect of exchange rate changes on cash held in foreign currencies was a reduction of $621 million of your cash and cash equivalents in 2010 as reflected on your statement of cash flows.  Please provide us proposed disclosure for inclusion in future periodic filings explaining the reason for this reduction and the expected effects, if any, on future financial position.

Response:

We will add a disclosure in the Financial Condition/Cash Flow section in future periodic filings to explain the effect of any significant exchange rate changes in the period on our cash and cash equivalents.  The effect of exchange rate changes on our cash and cash equivalents was immaterial in the quarter ended March 31, 2011.

An example of such a disclosure based on the 2010 effect of exchange rate changes is as follows:

In 2010, the $621 million reduction in cash and cash equivalents due to the effect of exchange rate changes was primarily driven by the impact of a 19% increase in the value of the U.S. dollar compared to the euro from the beginning of 2010 to the end of June 2010 on non-dollar denominated cash and cash equivalents.  While future fluctuations in the strength of the U.S. dollar against foreign currencies could have a substantial effect on the dollar value of Abbott’s cash and cash equivalents, such fluctuations are not expected to materially impact Abbott’s liquidity.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 51

4.               Please tell us why you classified cash deposited in a restricted account of $1.87 billion that a district court awarded to NYU and Centocor for patent infringement as cash used in investing activities rather than cash used in operating activities in 2010.  Please refer to ASC 230-10-45-17(f).

Response:

As was described on page 44 of the 2010 10-K, Abbott executed a collaterized escrow agreement with a financial institution and deposited approximately $1.87 billion to secure the judgment in the event that Abbott’s appeal to the federal circuit court was unsuccessful in overturning the district court’s decision.  We own the funds in the account at the financial institution similar to an investment in available-for-sale securities and accordingly, we classified the transfer of funds to a restricted account as an investing activity consistent with Accounting Standards Codification Topic (“ASC”) 230-10-45-11.

The cash transfer reflected a movement from an unrestricted to a restricted investment rather than a payment to the plaintiff in the lawsuit.  If such a payment had been made, it would have been covered by ASC 230-10-45-17(f) but ASC 230-10-45-17(f) does not apply to transfers between different types of investments.  We consider restricted cash to be the equivalent of an investment whose return of principal requires the satisfaction of conditions rather than a mere withdrawal demand.  Therefore, deposits and withdrawals of principal balances in restricted cash accounts represent the creation or return of investment, which are appropriately presented as investing activities in the statement of cash flows.  Our auditors, Deloitte and Touche LLP, concurred with our accounting treatment for this item.

As was described in the Litigation note on page 74 of the 2010 10-K, Abbott is confident in the merits of its case and that the verdict would be overturned on appeal and as a result, no reserves were recorded for the case.  On February 23, 2011 the U.S. Court of Appeals for the Federal Circuit overturned the district court’s decision.  The escrow should be released once the Federal Circuit issues the mandate ending its role in the case.

Note 1 — Summary of Significant Accounting Policies

Accounts Receivable Valuation, page 57

5.               Over the last three years you have recorded provisions for bad debts of $188.8 million but only written-off trade receivables of $58.6 million.  In addition, the allowance for doubtful accounts of $388.6 million at December 31, 2010 significantly exceeds the cumulative amount of trade receivables written-off over the last three years.  Please tell us about any specific allowances for known troubled accounts or other currently available information used to establish the $388.6 million allowance for doubtful accounts at December 31, 2010.

Response:

Abbott has consistently followed a policy of establishing allowances for doubtful accounts primarily based on formulas applied to the aging of the accounts receivable.  Additional reserves are established for known troubled accounts and other specific exposures.  The deteriorating financial condition of various customers in various parts of the world has contributed to the increase in the allowance.  For example, many hospital systems and government customers have been slower to pay, resulting in an increase in aging.  In addition, Abbott’s allowance has increased due to a higher level of gross receivables resulting from a combination of business acquisitions and internal growth.  The growth in Abbott’s international sales, which accounted for 55% of 2010 sales vs. 50% in 2008 and where payment terms are often significantly longer, has also contributed to the increase.

Abbott considers any significant events or circumstances that are important in appraising the adequacy of the allowance.  Each Abbott entity is responsible for quantifying its estimated exposure as the allowances are maintained division-by-division, and on a subsidiary-by-subsidiary basis within divisions.  In addition, Abbott’s Corporate Controller and Treasury groups monitor Abbott’s business environment to identify concentrations of risk (e.g. economic risk related to a specific country) and other exposure which can not be assessed at a division level.  Given Abbott’s global operations and the large number of countries in which Abbott operates, it is not feasible to itemize all of the information used to establish the reserve.  Abbott monitors its allowances at least quarterly and makes adjustments as appropriate after considering the level of charge-offs in prior periods, the aging of the accounts, the trend of the aging, and changes in specific exposures.

Accounts receivables are charged off after all reasonable means to collect the full amount have been exhausted.  In many countries the process to exhaust all legally available means to attempt collection may extend over five or more years.  Litigation may be the only alternative for pursuing collection and it may take years for a hearing to be held and a decision issued.  In some cases, stringent documentation requirements may need to be met before a court or agency will enforce collection.  If a bankruptcy petition has been filed by or against the debtor, the court process to conclude the bankruptcy proceedings and settle the claim may also extend over multiple years.  Therefore, we consider it reasonable that the absolute amount of the allowance has grown in light of the economic conditions of the last 3 years and Abbott’s higher level of receivables but the write-off of uncollectible receivables occurs more slowly due to the lengthy process to attempt collection in many countries.

Note 5 — Taxes on Earnings, page 69

6.               Your foreign operations accounted for 57%, 53% and 51% of your revenues and 105%, 79% and 101% of your pre-tax income in 2010, 2009 and 2008.  Please provide us proposed disclosure for your MD&A to be included in future periodic fillings explaining the underlying reasons for the disproportionate pre-tax income of your foreign operations in relation to your foreign sales.  Please also discuss in this proposed disclosure the reasons why your effective tax rate of 19% in 2010, 20.1% in 2009 and 19.25 in 2008 is significantly lower than the statutory rate of 35%, including the countries that account for the majority of the lower effective tax rate.

Response:

We do not believe that it would be appropriate to include any discussion in our MD&A regarding what you describe as “the disproportionate pre-tax income of your foreign operations in relation to your foreign sales” because the percentages are not comparable.  The revenue percentages reflect the split of third-party sales by Abbott between the U.S. and the rest of the world.  The pre-tax income percentages reflect the split of income between Abbott’s entities domiciled in the U.S. and those domiciled outside the U.S.   An entity’s income reflects all of the entity’s operations, not only sales to third parties outside of Abbott and its consolidated subsidiaries.  For example, a subsidiary outside the U.S. (OUS) may manufacture product for third-party sale by an Abbott entity in the U.S.  In the percentages above, income will be split between the U.S. and OUS entities based on the entities’ relative earnings contributions but all of the revenue will be identified to the U.S.  In other words, the profit earned by the OUS subsidiary (after proper consolidating adjustments have been reflected) is included in the income percentages above but the inter-company sale is not included in the revenue percentages.

With respect to the reasons why our effective tax rate is lower than the statutory rate, the effective rate reconciliation table in Note 5 to the financial statements highlights the impact of lower foreign tax rates and tax exemptions on the effective rate.  In addition to including such disclosure in our MD&A, we will discuss the countries that account for the majority of the lower effective tax rate.  An example of such discussion (bolded sentences) is as follows:

Taxes on Earnings

The income tax rates on earnings from continuing operations were 19.0 percent in 2010, 20.1 percent in 2009 and 19.2 percent in 2008. The effective rate is lower than the U.S. federal statutory rate of 35% due primarily to the benefit of lower foreign tax rates and tax exemptions that reduced the tax rate by 19.4, 16.4, and 16.7 percentage points in 2010, 2009 and 2008, respectively.  The tax rate reductions are primarily derived from operations in Puerto Rico, Switzerland, Ireland and Singapore where Abbott benefits from a combination of favorable statutory tax rules, tax rulings, grants, and exemptions.  See Note 5 to Abbott’s Consolidated Financial Statements for a full reconciliation of the effective tax rate to the U.S. federal statutory rate.

7.               You disclose benefits of lower foreign tax rates of 19.4% in 2010, 16.4% in 2009 and 16.7% in 2008.  Please provide us proposed disclosure for your MD&A to be included in future periodic fillings that clarifies what the foreign rate differential represents in each of the three years presented.  Please also tell us how the foreign rate differential is determined in each fiscal year and identify the significant components of this item.

Response:

The proposed disclosure in our response above to your comment #6 will clarify what the foreign rate differential represents in each of the three years presented. The foreign tax rate differential is calculated by applying the U.S. federal statutory rate to foreign subsidiaries’ undistributed earnings and then comparing this hypothetical amount to the actual local income taxes accrued by the foreign subsidiary on these earnings.  The foreign tax rate differential also includes any U.S. tax expense related to Subpart F and dividend income, withholding taxes based on income, and the benefit of any U.S. foreign tax credits recognized during the year, none of which exceed the 5% threshold in Rule 4-08(h) of Regulation S-X.

8.               You disclose that you have not provided for taxes on approximately $26.8 billion of other undistributed earnings of foreign subsidiaries at December 31, 2010 as these earnings are reinvested indefinitely.  Please provide us proposed disclosure for your MD&A to be included in future periodic filings discussing the amount of cash held in your foreign subsidiaries that is considered reinvested indefinitely and its expected effects on liquidity and capital resources such as restrictions for payment of operating expenses and use to pay $2 billion debt due in 2011, as applicable.  Please refer to Item 303(a)1 of Regulation S-K and SEC Release 33-8350 Section IV.

Response:

We will expand our cash flow disclosure in MD&A to include the following discussion (bolded sentences):

Cash Flow

Net cash from operating activities of continuing operations amounted to $8.7 billion, $7.3 billion and $7.0 billion in 2010, 2009 and 2008, respectively.  $2.0 billion of long-term debt to be paid in March and May of 2011 will be funded out of operating cash flow and borrowings.  While substantially all of Abbott’s cash and cash equivalents at December 31, 2010, 2009 and 2008 is considered reinvested indefinitely in foreign subsidiaries, Abbott does not expect such reinvestment to affect its liquidity and capital resources.  If these funds are needed for operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate these funds.  Abbott believes that it has sufficient sources of liquidity to support its assumption that the disclosed amount of undistributed earnings at December 31, 2010 can be considered to be reinvested indefinitely.  Abbott funded $525 million in 2010, $862 million in 2009 and $285 million in 2008 to defined pension plans.  Abbott expects pension funding for its main domestic pension plan of $200 million annually.  Abbott expects annual cash flow from operating activities to continue to exceed Abbott’s capital expenditures and cash dividends.

Note 12 — Goodwill and Intangible Assets, page 81

9.               Please provide us disclosure in the format to be provided in your future periodic filings that indicates where in your statement of earnings you classify amortization of intangible assets.

Response:

We will add the bolded sentence below to the intangible assets paragraph of the Goodwill and Intangible Assets footnote:

Note 12 — Goodwill and Intangible Assets

The gross amount of amortizable intangible assets, primarily product rights and technology was $17.3 billion, $10.8 billion and $9.4 billion as of December 31, 2010, 2009 and 2008, respectively, and accumulated amortization was $6.5 billion, $5.1 billion and $4.2 billion as of December 31, 2010, 2009 and 2008, respectively.  Indefinite-lived intangible assets, which relate to in-process research and development acquired in a business combination, were approximately $1.4 billion and $610 million at December 31, 2010 and 2009, respectively.  The estimated annual amortization expense for intangible assets recorded at December 31, 2010 is approximately $1.6 billion in 2011, $1.3 billion in 2012, $1.1 billion in 2013, $895 million in 2014 and $790 million in 2015. Intangible amortization is included in Cost of products sold in the consolidated statement of earnings.  Amortizable intangible assets are amortized over 2 to 30 years (average 12 years).